# STATEMENT OF INVESTMENTS
**The Dreyfus Fund Incorporated**
**March 31, 2007 (Unaudited)**

| Common Stocks--99.2% | Shares | Value ($) |
|---|---|---|
| **Consumer Discretionary--9.3%** | | |
| Hilton Hotels | 252,280 | 9,071,989 |
| Johnson Controls | 98,490 | 9,319,124 |
| McDonald's | 480,517 | 21,647,291 |
| News, Cl. A | 621,670 | 14,373,010 |
| Ross Stores | 222,130 | 7,641,272 |
| SK Equity Fund, LP (Units) | 1.289 c | 0 |
| Staples | 668,020 | 17,261,637 |
| Target | 315,160 | 18,676,381 |
| TJX Cos. | 242,810 | 6,546,158 |
| Walt Disney | 486,430 | 16,747,785 |
| Wyndham Worldwide | 340,100 a | 11,614,415 |
| | | **132,899,062** |
| **Consumer Staples--11.4%** | | |
| Altria Group | 438,210 | 38,479,220 |
| Cadbury Schweppes, ADR | 304,000 | 15,616,480 |
| Clorox | 221,240 | 14,090,776 |
| Coca-Cola Enterprises | 567,830 | 11,498,557 |
| Dean Foods | 342,190 a | 15,993,961 |
| Procter & Gamble | 505,195 | 31,908,116 |
| SUPERVALU | 358,870 | 14,021,051 |
| Wal-Mart Stores | 440,300 | 20,672,085 |
| | | **162,280,246** |
| **Energy--11.5%** | | |
| Chevron | 204,710 | 15,140,352 |
| Diamond Offshore Drilling | 111,450 | 9,021,877 |
| ENI, ADR | 204,260 | 13,242,176 |
| ENSCO International | 303,200 | 16,494,080 |
| Exxon Mobil | 342,210 | 25,819,744 |
| Halliburton | 426,150 | 13,526,001 |
| Marathon Oil | 160,290 | 15,841,461 |
| Occidental Petroleum | 310,350 | 15,303,358 |
| Petroleo Brasileiro, ADR | 121,020 a | 12,042,700 |
| XTO Energy | 499,620 | 27,384,172 |
| | | **163,815,921** |
| **Financial--21.4%** | | |
| American International Group | 286,090 | 19,230,970 |
| AmeriCredit | 523,160 a | 11,959,438 |
| Bank of America | 653,642 | 33,348,815 |
| Capital One Financial | 203,930 | 15,388,558 |
| CapitalSource | 462,260 | 11,616,594 |
| CIT Group | 244,630 | 12,945,820 |
| Citigroup | 593,370 | 30,463,616 |
| Countrywide Financial | 319,590 | 10,751,008 |
| Fidelity National Financial, Cl. A | 361,002 | 8,667,658 |
| Freddie Mac | 149,130 | 8,871,744 |
| Hartford Financial Services Group | 157,800 | 15,082,524 |
| JPMorgan Chase & Co. | 446,910 | 21,621,506 |
| Lehman Brothers Holdings | 138,150 | 9,680,170 |
| Merrill Lynch & Co. | 329,090 | 26,876,780 |
| Northern Trust | 121,380 | 7,299,793 |
| Radian Group | 231,900 | 12,726,672 |

| | | |
|---|---|---|
| SLM | 366,680 | 14,997,212 |
| Travelers Cos | 156,050 | 8,078,708 |
| Wachovia | 450,462 | 24,797,933 |
| | | **304,405,519** |
| **Health Care--12.6%** | | |
| Abbott Laboratories | 232,170 | 12,955,086 |
| AmerisourceBergen | 156,940 | 8,278,585 |
| Amgen | 308,670 a | 17,248,480 |
| Baxter International | 314,750 | 16,577,883 |
| Galen Partners II, LP (Units) | 1.097 c | 718,844 |
| Hospira | 197,300 a | 8,069,570 |
| Medtronic | 351,040 | 17,222,022 |
| Pfizer | 862,140 | 21,777,656 |
| Sanofi-Aventis, ADR | 210,950 | 9,178,435 |
| Schering-Plough | 970,550 | 24,758,730 |
| Thermo Fisher Scientific | 325,170 a | 15,201,697 |
| WellPoint | 180,330 a | 14,624,763 |
| Zimmer Holdings | 149,420 a | 12,761,962 |
| | | **179,373,713** |
| **Industrial--8.9%** | | |
| Dover | 192,060 | 9,374,449 |
| Eaton | 223,280 | 18,657,277 |
| Emerson Electric | 442,930 | 19,085,854 |
| General Electric | 1,532,210 | 54,178,945 |
| L-3 Communications Holdings | 94,000 | 8,222,180 |
| Tyco International | 298,500 | 9,417,675 |
| United Technologies | 117,690 | 7,649,850 |
| | | **126,586,230** |
| **Information Technology--16.0%** | | |
| Accenture, Cl. A | 236,060 | 9,097,752 |
| Adobe Systems | 166,510 a | 6,943,467 |
| Apple Computer | 186,710 a | 17,347,226 |
| Autodesk | 202,210 a | 7,603,096 |
| Broadcom, Cl. A | 240,810 a | 7,722,777 |
| Cisco Systems | 1,244,943 a | 31,783,395 |
| Google, Cl. A | 41,830 a | 19,164,833 |
| Hewlett-Packard | 607,720 | 24,393,881 |
| International Business Machines | 224,670 | 21,177,394 |
| Maxim Integrated Products | 216,500 | 6,365,100 |
| Microchip Technology | 329,840 | 11,719,215 |
| Microsoft | 961,740 | 26,803,694 |
| Oracle | 805,300 a | 14,600,089 |
| QUALCOMM | 284,270 | 12,126,958 |
| Texas Instruments | 385,580 | 11,605,958 |
| | | **228,454,835** |
| **Materials--3.3%** | | |
| Air Products & Chemicals | 207,520 | 15,333,653 |
| Allegheny Technologies | 149,550 | 15,955,489 |
| Rio Tinto, ADR | 69,990 | 15,944,422 |
| | | **47,233,564** |
| **Telecommunication Services--1.2%** | | |
| Verizon Communications | 436,250 | **16,542,600** |
| **Utilities--3.6%** | | |
| Consolidated Edison | 165,910 | 8,471,365 |
| Dominion Resources/VA | 113,210 | 10,049,652 |
| Sempra Energy | 394,940 | 24,095,289 |
| Southern | 243,990 | 8,942,233 |
| | | **51,558,539** |

**Total Common Stocks**
  (cost $1,153,830,822) **1,413,150,229**

**Other Investment--.8%**

| **Registered Investment Company;** | | |
|---|---|---|
| Dreyfus Institutional Preferred | | |
| Plus Money Market Fund | | |
| (cost $12,012,000) | 12,012,000 b | **12,012,000** |

| | | |
|---|---|---|
| **Total Investments** (cost $1,165,842,822) | **100.0%** | **1,425,162,229** |
| **Cash and Receivables (Net)** | **.0%** | **30,121** |
| **Net Assets** | **100.0%** | **1,425,192,350** |

ADR - American Depository Receipts

a    Non-income producing security.

b    Investment in affiliated money market mutual fund.

c    Securities restricted as to public resale. Investment in restricted securities with aggregated market value assets of $718,844 representing .1% of net assets (see below).

| Issuer | Acquisition Date | Purchase Price ($)† | Net Assets (%) | Valuation ($)†† |
|---|---|---|---|---|
| Galen Partners II, LP (Units) | 5/6/94-1/3/97 | 655,282 | 0.1 | 655,282 per unit |
| SK Equity Fund, LP (Units) | 3/8/95-9/18/96 | 289,927 | 0 | 0 per unit |

†  Average cost per unit.

†† The valuation of these securities has been determined in good faith under the direction of the Board of Directors.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semiannual reports previously filed with the Securities and Exchange Commission on Form N-CSR.